CUSIP No. 09059T107             13G                  Page 1 of 5 Pages

                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549



                             SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
               UNDER THE SECURITIES EXCHANGE ACT OF 1934 1


                   Bioject Medical Technologies Inc.
                           (Name of Issuer)



                             Common Stock
                    (Title of Class of Securities)



                               09059T107
                            (CUSIP Number)

                            March 31, 1998
           -------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

[  ]	Rule 13d-1(b)
[X ]	Rule 13d-1(c)
[  ]	Rule 13d-1(d)


       1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 09059T107             13G                  Page 2 of 5 Pages

1 NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
  DeSpain & Coby, Inc.
  Tax ID# 93-1157255

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                           (b) [X]

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
  Oregon


 NUMBER OF         5 SOLE VOTING POWER -  0
  SHARES
BENEFICIALLY       6 SHARED VOTING POWER -  2,257,684
 OWNED BY
   EACH            7 SOLE DISPOSITIVE POWER - 0
 REPORTING
PERSON WITH        8 SHARED DISPOSITIVE POWER -  2,257,684


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON - 2,257,684

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -  8.1%

12 TYPE OF REPORTING PERSON* - IV

            *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 09059T107             13G                  Page 3 of 5 Pages

Item 1(a).  Name of Issuer

      Bioject Medical Technologies Inc.

      Item 1(b).  Address of Issuer's Principal Executive
      Offices:

      7620 SW Bridgeport Road
      Portland, OR  97224

Item 2(a).  Name of Person Filing
       DeSpain & Coby, Inc.

       Item 2(b) Address of Principal Business Office or, if
       none, Residence:
       1011 SW Emkay Drive, Suite 103
       Bend, OR  97702

       Item 2(c)  Citizenship:
       Oregon

       Item 2(d)  Title of Class of Securities:
       Common Stock

       Item 2(e)  CUSIP Number:
       09059T107

Item 3.  If this statement is filed pursuant to Rules 13d-
         1(b), or 13d-2(b), check whether the person filing is a:

(a)[  ] Broker or Dealer registered under Section 15 of the Act;
(b)[  ] Bank as defined in section 3(a)(6) of the Act;
(c)[  ] Insurance Company registered under section 3(a)(19) of Act;
(d)[  ] Investment Company registered under section 8 of the Investment
        Company Act of 1940;
(e)[  ]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)[ ] Employee Benefit Plan or Endowment plan in accordance with rule 13d-1(b)(1)(ii)(F);
(g)[ ] Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:
(j)[  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

[X]  If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 09059T107             13G                  Page 4 of 5 Pages

Item 4.  Ownership

(a) Amount Beneficially Owned: 2,257,684 shares of Common Stock, which includes the right to acquire 1,162,792 shares of Common Stock pursuant to a currently exercisable warrant. The filer is the general partner of two limited partnerships. As general partner, the filer has the sole power to vote or dispose of the shares, as indicated below. Summit Fund Limited Partnership owns 528,046 shares of Common Stock, which includes the right to acquire 581,396 shares of Common Stock pursuant to a currently exercisable warrant. Tiburon Fund Limited Partnership owns 566,846 shares of Common Stock, which includes the right to acquire 581,396 shares of Common Stock pursuant to a currently exercisable warrant.
(b)   Percent of Class:   8.1%
(c)   Number of shares to which such person has:
     (i)  sole power to vote or to direct the vote: 2,257,684
     (ii) shared power to vote or to direct the vote:  0
     (iii)sole power to dispose or to direct the disposition of: 2,257,684
     (iv) shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class


If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Note. If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

CUSIP No. 09059T107             13G                  Page 5 of 5 Pages

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       May 11, 1998
                                       ____________________________________
                                                       (Date)

                                       DeSpain & Coby, Inc.
                                       /s/ Daniel DeSpain
                                       ____________________________________
                                                     (Signature)

                                       Daniel DeSpain, President
                                       ____________________________________
                                                    (Name/Title)